UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025 (Report No. 3).

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On July 11, 2025, the Company issued a press release titled: “IM Cannabis Announces Filing of Shelf Registration Statement on Form F-3”. A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release dated July 11, 2025 titled “IM Cannabis Announces Filing of Shelf Registration Statement on Form F-3”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: July 11, 2025	By:	/s/Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director